UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2002


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  Form 20-F     [X]     Form 40-F      [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes  [_]             No      [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On September 5, 2002 EXFO Electro-Optical Engineering Inc., a Canadian corporation, and its wholly owned subsidiary, EXFO Gnubi Products Group Inc., a Delaware corporation, concluded an agreement with Gnubi Communications, L.P. ("Gnubi") to acquire substantially all of the assets of Gnubi. This report on Form 6-K sets forth the news release issued on September 5, 2002 containing EXFO's announcement and certain information relating to the transaction, as well as the material change report that was filed with Canadian securities commissions on September 11, 2002 outlining the details of the transaction.

The press release and material change report contain material information relating to EXFO and are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  EXFO ELECTRO-OPTICAL ENGINEERING INC.


                                  By:  /s/ Germain Lamonde
                                      --------------------------------------
                                      Name:   Germain Lamonde
                                      Title:  President and Chief
                                              Executive Officer



Date:  September 12, 2002

                             MATERIAL CHANGE REPORT


                   SECTION 75 OF THE SECURITIES ACT (ONTARIO)
               SECTION 67 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                   SECTION 118 OF THE SECURITIES ACT (ALBERTA)
              SECTION 84 OF THE SECURITIES ACT. 1988 (SASKATCHEWAN)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                 SECTION 81 OF THE SECURITIES ACT (NOVA SCOTIA)
              SECTION 76 OF THE SECURITIES ACT, 1990 (NEWFOUNDLAND)


ITEM 1:  REPORTING ISSUER

         EXFO Electro-Optical Engineering Inc. ("EXFO")

         The principal office of EXFO is located at: 465 Godin Avenue, Vanier, Quebec, G1M 3G7.


ITEM 2:  DATE OF MATERIAL CHANGE

         September 5, 2002.


ITEM 3:  PRESS RELEASE

         A press release was issued by EXFO on September 5, 2002, in Vanier, Quebec. A copy of the press release is annexed hereto and forms an integral part hereof.


ITEM 4:  SUMMARY OF MATERIAL CHANGE

         EXFO, EXFO Gnubi Products Group Inc. ("EXFO Gnubi"), Gnubi Communications, LP ("Gnubi Communications"), and the shareholders of Gnubi Communications being Gnubi Communications General Partner, LLC and Gnubi Communications Limited Partner, LLC (collectively the "Gnubi Shareholders"), as well as Gnubi Communications, Inc., James R. Stevens, Daniel J. Ernst and a voting trust composed of Carol Abraham Bolton, Paul Abraham and James R. Stevens, have entered into an asset purchase agreement (the "Agreement"), the result of which will be the acquisition by EXFO Gnubi of substantially all the assets of Gnubi Communications for a total consideration of between US$4,280,205 and US$7,230,205 payable by way of US$2,500,000 through the issuance of subordinate voting shares of EXFO at closing, US$1,780,205 in cash at closing, and a further amount payable in cash one (1) year and sixty
         (60) days after the closing that will be established in relation to a percentage of earnings of EXFO Gnubi but which shall not exceed US$2,950,000.

ITEM 5:  FULL DESCRIPTION OF MATERIAL CHANGE

         The Agreement provides for the purchase by the subsidiary of EXFO, EXFO Gnubi, incorporated pursuant to the laws of the State of Delaware, of substantially all the assets of Gnubi Communications. At closing, the Gnubi Shareholders shall have the right to receive cash and EXFO subordinate shares, as well as a further amount of cash one (1) year and sixty (60) days after the closing.

         The total consideration (the "Asset Consideration") to be paid by EXFO and EXFO Gnubi in the asset acquisition shall be between US$4,280,205 and US$7,230,205 consisting of (a) US$1,780,205 payable in cash at closing; (b) US$2,500,000 payable in the form of subordinate voting shares of EXFO (the "Stock Consideration") at closing; and (c) an amount payable in cash one (1) year and sixty (60) days after the closing that will be established in relation to a percentage of earnings of EXFO Gnubi but which shall not exceed US$2,950,000.

         The Agreement provides for the following:

         (a) The aggregate number of shares of EXFO payable shall be determined by dividing the amount of the Stock Consideration by the Closing Price. The Closing Price shall be the average closing price per share of the subordinate voting shares of EXFO for the ten (10) trading days ending on the third day immediately preceding the closing, as reported by the Nasdaq National Market.

         (b) The Gnubi Shareholders representing in the aggregate 100% of the Stock Consideration to be issued as a result of the asset acquisition have agreed to a lock-up of their shares. Such shareholders have agreed to lock-up 100% of the EXFO subordinate voting shares received by such shareholders from the transaction. The shares subject to the lock-up shall be released as to 1/3 on each anniversary date of the closing starting on the first anniversary of the closing.

         The transaction is expected to close in October 2002. The Agreement contains provisions that are customary in agreements of this nature and is subject to regulatory approval.


ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

         Not applicable.


ITEM 7:  OMITTED INFORMATION

         Not applicable.

ITEM 8:  SENIOR OFFICER

         For further information, please contact Germain Lamonde, Chairman of the Board, President and Chief Executive Officer or Kimberley A. Okell, Secretary and Legal Counsel at 418-683-0211.


ITEM 9:  FULL DESCRIPTION OF MATERIAL CHANGE

         The foregoing accurately discloses the material change referred to herein.



DATED this 10th day of September 2002.




                               /s/ Kimberley Okell
                               ------------------------------------
                               KIMBERLEY A. OKELL,
                               Secretary and Legal Counsel